UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-43491

BSR REAL ESTATE INVESTMENT TRUST
(Name of Registrant)
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
(501) 374-5050
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

FORM 6-K EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Financial Statements for the nine months ended September 30, 2026
99.2	Management’s Discussion and Analysis for the nine months ended September 30, 2026
99.3	Press Release Dated November 11, 2026 - REIT Announces Third Quarter 2026 Financial Results
99.4	Form 52-109F2 – Certification of Interim Filings (CEO), dated November 11, 2026
99.5	Form 52-109F2 – Certification of Interim Filings (CFO), dated November 11, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSR REAL ESTATE INVESTMENT TRUST

Date: November 11, 2026	By:	/s/ Thomas M. Cirbus
	Name:	Thomas M. Cirbus
	Title:	Chief Financial Officer and Corporate Secretary